**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D. C. 20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)     **May 8, 2014**

# AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

| **Delaware** | **001-05270** | **11-1817252** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **485 Madison Avenue, New York, NY** | **10022** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

**Item 2.02 Results of Operations and Financial Condition.**

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 8, 2014, American Independence Corp. issued a press release announcing results of operations for the three months ended March 31, 2014, a copy of which is attached as Exhibit 99.1.

**Item 9.01 Financial Statements and Exhibits**

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated May 8, 2014.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**AMERICAN INDEPENDENCE CORP.**

/s/ *Teresa A. Herbert*                               Date:    May 8, 2014
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

**Exhibit 99.1**

**AMERICAN INDEPENDENCE CORP.**      **CONTACT:  ADAM C. VANDERVOORT**
**485 MADISON AVENUE**                                                    **(646) 509-2156**
**NEW YORK, NEW YORK 10022**         www.americanindependencecorp.com
**NASDAQ – AMIC**

**NEWS RELEASE**

**AMERICAN INDEPENDENCE CORP. ANNOUNCES**
**2014 FIRST-QUARTER RESULTS**

New York, New York, May 8, 2014.  American Independence Corp. (NASDAQ: AMIC) today reported 2014 first-quarter results.

### *Financial Results*

AMIC reported net income of $0.8 million ($.09 per diluted share) for the three months ended March 31, 2014 compared to $0.7 million ($.09 per diluted share) for the three months ended March 31, 2013.

Revenues increased to $43.1 million for the three months ended March 31, 2014 compared to revenues of $35.4 million for the three months ended March 31, 2013, primarily due to an increase in premiums and agency income.

### *Chief Executive Officer's Comments*

Roy Thung, Chief Executive Officer, commented, "Earned premium for medical stop-loss, our largest line, grew substantially over the same quarter of last year. This growth is being driven by the business IHC Risk Solutions writes on a direct basis. We attribute the growth in our direct distribution to our enhanced sales force, focused underwriting and employer groups moving from fully insured to self-funding as they consider alternatives as a result of health care reform.  Business written on a direct basis performed very profitably, but overall performance of the stop-loss line was impacted due to two non-owned MGU programs, both of which were terminated during 2013.  We expect continued growth of business written as evidenced by the 30% growth in our direct business written for the twelve months ended April 30, 2014.  We are also encouraged by the growth in our pet insurance and non-subscriber occupational accident lines, and we anticipate growth in premiums to continue throughout 2014.  Our financial condition and balance sheet remain strong.  We have no debt and have grown our book value to $12.94 per share at March 31, 2014 from $12.68 per share at December 31, 2013."

***About American Independence Corp.***

AMIC, through Independence American Insurance Company and its other subsidiaries, offers pet insurance, non-subscriber occupational accident, international coverages, small-group major medical and short-term medical. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries IPA Family, LLC, healthinsurance.org, LLC, IHC Specialty Benefits, Inc., and IPA Direct, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal and state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

**American Independence Corp.**
**Condensed Consolidated Statements of Income**
**(In thousands, except per share data)**

| | | Three Months Ended March 31, | |
| --- | --- | --- | --- |
| | | **2014** | **2013** |
| Premiums earned | $ | 32,484 $ | 29,996 |
| Fee and agency income | | 9,976 | 4,247 |
| Net investment income | | 536 | 504 |
| Net realized investment gains | | 48 | 540 |
| Other income | | 43 | 73 |
| **Revenues** | | 43,087 | 35,360 |
| Insurance benefits, claims and reserves | | 21,786 | 21,233 |
| Selling, general and administrative expenses | | 19,649 | 12,604 |
| Amortization and depreciation | | 237 | 228 |
| **Expenses** | | 41,672 | 34,065 |
| Income before income tax | | 1,415 | 1,295 |
| Provision for income taxes | | 409 | 372 |
| Net income | | 1,006 | 923 |
| Less: Net income attributable to the non-controlling interest | | (240) | (232) |
| Net income attributable to American Independence Corp. | $ | 766 $ | 691 |
| **Basic income per common share:** | | | |
| Net income attributable to American Independence Corp. common stockholders | $ | .09 $ | .09 |
| Weighted-average shares outstanding | | 8,073 | 8,086 |
| **Diluted income per common share:** | | | |
| Net income attributable to American Independence Corp. common stockholders | $ | .09 $ | .09 |
| Weighted-average diluted shares outstanding | | 8,098 | 8,086 |

# American Independence Corp.
## Condensed Consolidated Balance Sheets
### (In thousands, except per share data)

| | March 31, 2014 | December 31, 2013 |
|---|---:|---:|
| **ASSETS:** | | |
| **Investments:** | | |
| Securities purchased under agreements to resell | $ 2,049 | $ 3,563 |
| Trading securities | 1,207 | 859 |
| Fixed maturities available-for-sale, at fair value | 72,232 | 68,222 |
| Equity securities available-for-sale, at fair value | 1,002 | 988 |
| Total investments | 76,490 | 73,632 |
| Cash and cash equivalents | 3,140 | 4,424 |
| Restricted cash | 14,693 | 10,067 |
| Accrued investment income | 665 | 604 |
| Premiums receivable | 14,915 | 14,364 |
| Net deferred tax asset | 10,850 | 11,248 |
| Due from reinsurers | 6,507 | 7,549 |
| Goodwill | 23,561 | 23,561 |
| Intangible assets | 2,138 | 2,336 |
| Accrued fee income | 2,818 | 2,332 |
| Due from securities brokers | 154 | 172 |
| Other assets | 24,040 | 18,105 |
| **TOTAL ASSETS** | $ 179,971 | $ 168,394 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY:** | | |
| **LIABILITIES:** | | |
| Policy benefits and claims | $ 34,806 | $ 35,252 |
| Premium and claim funds payable | 14,693 | 10,067 |
| Commission payable | 6,430 | 5,455 |
| Accounts payable, accruals and other liabilities | 17,145 | 13,250 |
| State income taxes payable | 535 | 544 |
| Due to securities brokers | 98 | 45 |
| Due to reinsurers | 1,553 | 1,177 |
| Total liabilities | 75,260 | 65,790 |
| **STOCKHOLDERS' EQUITY:** | | |
| American Independence Corp. stockholders' equity: | | |
| Preferred stock, $0.10 par value, 1,000 shares designated; no shares issued and outstanding | - | - |
| Common stock, $0.01 par value, 15,000,000 shares authorized; 9,181,793 shares issued, respectively; 8,072,548 shares outstanding, respectively | 92 | 92 |
| Additional paid-in capital | 479,493 | 479,481 |
| Accumulated other comprehensive loss | (845) | (2,152) |
| Treasury stock, at cost, 1,109,245 shares, respectively | (10,305) | (10,305) |
| Accumulated deficit | (363,977) | (364,730) |
| Total American Independence Corp. stockholders' equity | 104,458 | 102,386 |
| Non-controlling interest in subsidiaries | 253 | 218 |
| Total equity | 104,711 | 102,604 |
| **TOTAL LIABILITIES AND EQUITY** | $ 179,971 | $ 168,394 |